 Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVD, AIM: CMCL)

Retirement of Chairman; Results of Annual General Meeting

May 31, 2013: Caledonia Mining Corporation (“Caledonia” or the “Company”) announces the retirement of Mr. Carl Jonsson as Chairman and reports the results of the election of directors at its Annual General Meeting (“the Meeting”) held on May

31, 2013 in Toronto, Ontario.

At the Company’s AGM it was announced that Mr. Jonsson had retired as Chairman of Caledonia’s Board of Directors, with immediate effect. Mr. Jonsson will be replaced with immediate effect by Mr. Leigh Wilson who is currently an Independent Director of the Company. Mr. Jonsson will continue in his roles as Director and Company Secretary.

Mr. Leigh Wilson joined the Board in May 2012 having served in senior executive and management positions with Union Bank of Switzerland (Securities) Ltd. in London and with the Paribas Group in Paris and New York where he served as CEO of Paribas North America between 1984 and 1990. Mr. Wilson has served on the Victory Funds Board since 1993 and currently serves as Independent Chairman of its Board of Trustee. Mr Wilson is also the Chief Executive Officer of New Century Home Health Care Inc., a role he has held since 1995.

Commenting on Mr Jonsson’s retirement as Chairman, Stefan Hayden, Caledonia’s President and Chief Executive Officer said: “On behalf of Caledonia’s Board and its management I would like to thank Carl for his service as Caledonia’s Chairman. During the period of Carl’s chairmanship, Caledonia has successfully overcome some significant challenges. Carl’s assistance and guidance during this time has been invaluable.

“I welcome Leigh Wilson to the position as Caledonia’s Chairman. I am confident that Caledonia will benefit from his considerable experience as the company embarks on a new phase of growth and development”

All of the resolutions which were placed before Caledonia’s shareholders at the AGM (and which are set out in the Appendix) were passed.

Caledonia Mining Corporation	Numis
Mark Learmonth	John Prior/Jamie Loughborough/
Tel: +27 11 447 2499	James Black
marklearmonth@caledoniamining.com	Tel: +44 20 7260 1000

Newgate Threadneedle	WH Ireland
Graham Herring/Adam Lloyd	Adrian Hadden/Nick Field
Tel: +44 20 7653 9850	Tel: +44 20 7220 1751

CHF Investor Relations
Jeremy Hill
Tel : +1 416 868 1079 x 238
jeremy@chfir.com

Appendix: Resolutions Placed Before Shareholders

The following resolutions were placed before shareholders at the 2013 AGM and were passed.

1. receiving the annual report, which includes the financial statements and Auditors' report thereon for the financial year ended December 31, 2012;

2. fixing the number of directors of the Company (“Directors”) to be elected at eight (8);

3. electing the Directors; and

4. appointing KPMG as Auditors of the Company and authorizing the Directors to fix their remuneration.

The total number of voting shares represented by shareholders present in person and by proxy at the meeting was 15,059,684 representing 28.9% of Caledonia’s outstanding voting shares.

The eight nominees proposed by management for election as directors were elected by a show of hands.

Proxies were received as follows:

Nominee	Votes For	Percent	Withheld	Percent
Stefan Hayden	14,023,456	99.83	24,248	0.17
James Johnstone	14,035,999	99.92	11,705	0.08
Steve Curtis	14,038,006	99.93	9,698	0.07
Carl Jonsson	14,035,999	99.92	11,705	0.08
Robert W. Babensee	14,038,239	99.93	9,465	0.07
Richard Patricio	14,036,239	99.92	11,465	0.08
Leigh Wilson	14,036,239	99.92	11,465	0.08
John Kelly	14,038,239	99.93	9,465	0.07

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